STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
October 31, 2017
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2016 (MM/DD/YY) AND ENDING 10/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City (City) Missouri (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana L. Bjornson, EVP & CFO 816-474-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dana L. Bjornson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__George K. Baum & Company_____ , as

of __October 31_____ , 20 __17____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

EVP & Chief Financial Officer
_____
Title



Notary Public



LAURA J. BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 17, 2019
Commission Number: 15114359

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

George K. Baum & Company

Statement of Financial Condition

October 31, 2017

Contents

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
George K. Baum & Company
Kansas City, Missouri

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of October 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
December 21, 2017

George K. Baum & Company
Statement of Financial Condition
October 31, 2017

Assets

Cash and cash equivalents		$ 16,041,166
Receivables from customers		1,162,015
Receivables from brokers, dealers, and clearing organizations		974,619
Securities owned, at fair value (none pledged as collateral):		
State and municipal obligations	$ 21,621,725	
Corporate debt obligations	299,004	
		21,920,729
Fixed assets, net		1,821,833
Prepaids and other assets		8,709,625
Total assets		$ 50,629,987

Liabilities and stockholder's equity

Payables to customers		63,926
Payables to brokers, dealers, and clearing organizations		8,123,375
Accrued compensation and benefits		14,347,936
Other liabilities and accrued expenses		4,620,963
		27,156,200
Subordinated liabilities		4,791,346
Stockholder's equity		18,682,441
Total liabilities and stockholder's equity		$ 50,629,987

See Notes to Statement of Financial Condition

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2017

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, which serves as the Company's self-regulatory organization. The Company is an underwriter of tax-exempt securities and also provides a range of investment banking services.

2. Significant Accounting Policies

Revenue Recognition

Principal transactions, commissions, and the related expenses are recorded on a trade-date basis. Underwriting revenues, net of expenses, are recorded at the time underwritings are completed. Advisory and fee income, net of expenses, is recorded when the services to be performed are completed. Any payments received in advance of the service period are recorded as unearned revenue. As of October 31, 2017, unearned revenue of $34,052 was included in other liabilities and accrued expenses in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds. At October 31, 2017, the Company's cash accounts exceeded federally insured limits by approximately $15,310,000.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on recent trade data. If no recent trade data exists, fair value is based on other relevant factors, including dealer price quotations and third-party pricing services, which take into consideration time value, liquidity, credit, and volatility factors underlying the securities.

Receivables From and Payables to Customers, Brokers, Dealers, and Clearing Organizations

Receivables from and payables to customers, brokers, dealers, and clearing organizations include amounts owed and due on securities transactions, margin lending, securities failed to deliver, securities failed to receive, and deposits with clearing organizations. Securities owned by customers, but not fully paid for, are held as collateral against the customer receivables. Such collateral is not reflected in the accompanying statement of financial condition.

Prepaids and Other Assets

Prepaids and other assets consist principally of the cash value of life insurance contracts in the amount of $5,038,851 owned as an economic hedge for the Company's deferred compensation

plan, fair value of U.S. government agency mortgage-backed security purchase commitments of $670,034 (see footnote 9), loans to employees of $382,646, and other receivables and prepaid expenses. The cash value of these life insurance contracts is invested in assets that directly correlate to the return on the investment options selected by the participants in the deferred compensation plan. Loans to employees are generally forgivable based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which are generally three years or less.

Fixed Assets

Fixed assets are recorded at amortized cost and primarily consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Fixed assets are presented net of accumulated depreciation and amortization of $4,260,363.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company is treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions that have occurred after the statement of financial condition date through December 21, 2017, which is the date the statement of financial condition was issued, for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability

of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds and bank certificates of deposit.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government agency mortgage-backed securities, most state and local municipal bonds, corporate obligations, and derivative financial instruments consisting of mortgage-backed to-be-announced contracts.

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain high-yield corporate debt and securities with inactive markets.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 8 for further discussions and disclosures related to Fair Value Measurements.

Future Adoption of New Applicable Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09") which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires additional disclosures regarding the nature, amount, timing and

uncertainty of revenue that is recognized. The FASB has subsequently issued various ASUs which amend specific areas of guidance in ASU 2014-09. The Company's implementation efforts include the identification of revenue within the scope of the guidance, and the potential impact on its disclosures.

The Company will adopt this guidance as of November 1, 2018. The two permitted transition methods under ASU 2014-09 are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, under which the cumulative effect of applying the standard would be recognized at the date of initial application. The Company is in the process of determining its method of adoption, which depends, in part, upon the completion of further analysis.

The AICPA industry task force on broker and dealers, the AICPA Revenue Recognition Working Group, and the AICPA's Financial Reporting Executive Committee (Fin REC) continue to issue interpretive guidance on ASU 2014-09. The Company will continue to evaluate the potential impact of this guidance.

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in ASU 2016-01 address certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. Except for the early application guidance outlined in ASU 2016-01, early adoption is not permitted. The adoption of ASU 2016-01 is not expected to have a material impact on the Company's statement of financial condition, but may impact the Company's disclosures.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a right-of-use asset and lease liability on the statement of financial condition and disclose key information about leasing arrangements. ASU 2016- 02 is effective for annual and interim periods beginning after December 15, 2018. As of October 31, 2017, the Company had approximately 25 operating leases for office space with aggregate minimum lease commitments of approximately $10.0 million. The Company is evaluating other service contracts which may include embedded leases. The impact of the new guidance on the Company's net capital is expected to be minimal.

3. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution consists of both formula-based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years. The employee deferrals are charged to compensation expense in the year of deferral. The Company's total deferred compensation plan liability at October 31, 2017, was $5,112,477 of which $4,791,346 is included in subordinated liabilities on the statement of financial condition. The remaining $321,131 is included in accrued compensation and benefits on the statement of financial condition.

4. Lease Obligations

The Company is obligated to pay rent for office space under non-cancelable operating leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent is expensed on a straight-line basis over the term of the respective leases. Expected minimum annual rental payments for the years ending October 31 are as follows:

Minimum Annual Rental Payments

2018	$	2,565,229
2019		2,329,627
2020		2,118,917
2021		1,217,653
2022		1,062,627
Thereafter		1,111,517
	$	10,405,570

Additionally, the Company entered into capitalized communication equipment leases for total lease obligations of $634,004 over three years with no interest. As of October 31, 2017, the remaining capital lease obligation is $536,288 and is included in other liabilities and accrued expenses in the statement of financial condition.

5. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors

required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, are the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

In the ordinary course of business, the Company is involved, from time to time, in examinations, investigations and reviews by government agencies and its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company.

6. Short-Term Bank Borrowings

In the ordinary course of business, the Company borrows funds under bank uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2017.

7. Subordinated Liabilities

The Company has subordinated liabilities of $4,791,346 at October 31, 2017. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission (SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be paid out.

8. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10 as of October 31, 2017:

	Level 1	**Level 2**	**Level 3**
Assets			
Securities owned:			
Money market mutual funds	$ 15,000,000	$ –	$ –
State and municipal obligations	–	21,621,725	–
Corporate debt obligations	–	299,004	–
U.S. government agency mortgage-backed purchase commitments outstanding		670,034	–
U.S. Treasury futures	–	10,570	–
U.S. government agency mortgage-backed TBAs	$ –	$ 326,002	$ –

There were no transfers of assets or liabilities between levels for the year ended October 31, 2017. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2017.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables from and payables to broker dealers, clearing organizations and customers, cash value of life insurance owned, short-term bank borrowings, and subordinated liabilities, approximate their carrying value.

9. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, and to reduce its own exposure to market risks. These financial instruments may include treasury futures contracts, mortgage-backed to-be-announced ("TBAs") securities, extended settlement trades and securities purchased and sold on a when-issued basis. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from unfavorable changes in interest rates or the market values of the securities underlying the instruments as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For futures

contracts, the change in the market value is settled with a clearing broker on a daily basis. For TBAs, the unrealized gain or loss is recorded on open positions by counterparty.

The following table presents information about the Company's derivative activity outstanding as of October 31, 2017.

| | Derivative Assets | | Derivative Liabilities | |
	Notional	Fair Value	Notional	Fair Value
U.S. government agency mortgage-backed purchase commitments	$180,576,390	$ 670,034	$ -	$ -
U.S. government agency mortgage-backed TBAs	$173,600,000	$ 326,002	$ -	$ -
U.S. government futures	$ 2,000,000	$ 10,570	$ -	$ -

10. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement.

11. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2017, the Company had net capital of $15,763,412, which was $15,513,412 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.